UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.3)

JAVELIN PHARMACEUTICALS, INC.
_____________________________________________
(Name of Issuer)

Common Stock, par value $.001 per share
__________________________
(Title of Class of Securities)

471894105
______________________________________________
(CUSIP Number)

April 12, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 471894105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Theta Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	111,111
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	111,111
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	111,111*
*Includes 111,111 warrants exercisable to acquire 111,111 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.17%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 471894105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Spectrum Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	111,111
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	111,111
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	111,111*
*Includes 111,111 warrants exercisable to acquire 111,111 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.17%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 471894105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	222,222
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	222,222
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	222,222*
*Includes 222,222 warrants exercisable to acquire 222,222 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.34%
12		TYPE OF REPORTING PERSON	PN

CUSIP NO. 471894105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Wexford GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	222,222
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	222,222
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	222,222*
*Includes 222,222 warrants exercisable to acquire 222,222 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.34%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 471894105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Charles E. Davidson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	222,222
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	222,222
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	222,222*
*Includes 222,222 warrants exercisable to acquire 222,222 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.34%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 471894105
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	Joseph M. Jacobs
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	222,222
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	222,222
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	222,222*
*Includes 222,222 warrants exercisable to acquire 222,222 shares of common stock
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	0.34%
12		TYPE OF REPORTING PERSON	IN

This Amendment No. 3 to Schedule 13G modifies and supplements the Schedule 13G initially filed on November 14, 2005, as amended by Amendment No. 1 to Schedule 13G filed on February 7, 2006 and Amendment No. 2 to Schedule 13G filed on February 9, 2009 (the “Statement”), with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Javelin Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Except to the extent supplemented by the information contained in this Amendment No. 3, the Statement, as amended as provided herein, remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 1.

(a)	Name of Issuer:

JAVELIN PHARMACEUTICALS, INC.

(b)	Address of Issuer’s Principal Executive Offices:

125 CambridgePark Drive
Cambridge, MA 02140

Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Theta Investors LLC
(ii)	Wexford Spectrum Investors LLC
(iii)	Wexford Capital LP
(iv)	Wexford GP LLC
(v)	Charles E. Davidson
(vi)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

c/o Wexford Capital LP
Suite 125
411 West Putnam Avenue
Greenwich, Connecticut 06830

(c)	Citizenship:

(i)	Theta Investors LLC - Delaware
(ii)	Wexford Spectrum Investors LLC – Delaware
(iii)	Wexford Capital LP – Delaware
(iv)	Wexford GP LLC - Delaware
(v)	Charles E. Davidson - United States
(vi)	Joseph M. Jacobs - United States

(d)	Title of Class of Securities:

common stock, par value $0.001 per share

(e)	CUSIP Number: 471894105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Since the date of the last Statement, certain of the Reporting Persons sold 5,739,250 shares of the Company’s common stock. As a result of the foregoing, set forth below is the aggregate number of shares and percentage of common stock identified in Item 1 beneficially owned by the Reporting Persons (which number includes shares of common stock issuable upon the exercise of warrants). Information set forth below is on the basis of 64,368,371 shares of Common Stock issued and outstanding which upon information and belief is the number of Common Stock reported in the Company 10-K filed on March 8, 2010.

(i) Theta Investors LLC
(a)	Amount beneficially owned: 111,111
(b)	Percent of class: 0.17%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 111,111
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 111,111

(ii) Wexford Spectrum Investors LLC
(a)	Amount beneficially owned: 111,111
(b)	Percent of class: 0.17%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 111,111
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 111,111

(iii) Wexford Capital LP
(a)	Amount beneficially owned: 222,222
(b)	Percent of class: 0.34%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 222,222
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 222,222

(iv) Wexford GP LLC
(a)	Amount beneficially owned: 222,222
(b)	Percent of class: 0.34%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 222,222
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)      Shared power to dispose or to direct the disposition of: 222,222

(v) Charles E. Davidson
(a)	Amount beneficially owned: 222,222
(b)	Percent of class: 0.34%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 222,222
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 222,222

(vi) Joseph M. Jacobs
(a)	Amount beneficially owned: 222,222
(b)	Percent of class: 0.34%
(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 222,222
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 222,222

Wexford Capital LP ("Wexford Capital") is the manager to Theta Investors LLC and Wexford Spectrum Investors LLC (together, the “Wexford Entities”) and by reason of its status as such may be deemed to own beneficially the interest in the securities of which the Wexford Entities possess beneficial ownership. Wexford GP LLC (“Wexford GP”) may, as the general partner of Wexford Capital, be deemed to own beneficially the securities of which the Wexford Entities possess beneficial ownership. Each of Charles E. Davidson ("Davidson") and Joseph M. Jacobs ("Jacobs") may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the interests in the securities of which the Wexford Entities possess beneficial ownership. Each of Davidson, Jacobs, Wexford GP and Wexford Capital shares the power to vote and to dispose of the interests in the securities beneficially owned by the Wexford Entities. Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by Wexford Entities and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their interests in each member of the Wexford Entities.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date April 15, 2010	THETA INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title	Vice President and Assistant Secretary

WEXFORD SPECTRUM INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title	Partner and Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS